SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               --------------

                               SCHEDULE TO/A

                               (Rule 14d-100)

    Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
                    the Securities Exchange Act of 1934
                             (Amendment No. 1)

                            CHEAP TICKETS, INC.
                     (Name of Subject Company (issuer))

                    Diamondhead Acquisition Corporation
                            Cendant Corporation
                    (Names of Filing Persons (Offerors))

                               --------------

                  Common Stock, par value $0.001 per Share
                     (Titles of Classes of Securities)

                               --------------

                                   151310
                   (CUSIP Number of Class of Securities)

                           James E. Buckman, Esq.
                     Vice Chairman and General Counsel
                            Cendant Corporation
                             9 West 57th Street
                          New York, New York 10019
                               (212) 413-1800
          (Name, address and telephone number of person authorized
             to receive notices and communications on behalf of
                             the filing person)

                                 Copies to:


          Kenton J. King, Esq.                            Eric J. Bock
Skadden, Arps, Slate, Meagher & Flom LLP          Senior Vice President, Law
     525 University Ave., Ste. 1100                 and Corporate Secretary
      Palo Alto, California 94301                    Cendant Corporation
             (650) 470-4500                          9 West 57th Street
                                                   New York, New York 10019
                                                        (212) 413-1800


                         CALCULATION OF FILING FEE

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            Transaction Valuation*                   Amount of Filing Fee**
                 $406,241,791                               $81,249

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 23,299,413 shares of common stock of Cheap Tickets, Inc. at the tender offer price of $16.50 per share of common stock. The transaction value also includes the offer price of $16.50 less $11.16, which is the average exercise price of outstanding options, multiplied by 2,652,698, the estimated number of options outstanding. The transaction value further includes the offer price of $16.50 less $11.805, which is the exercise price of outstanding warrants, multiplied by 1,626,426, the number of warrants outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


         Amount Previously Paid:    $81,249       Filing        Diamondhead Acquisition
                                                  Parties:      Corporation and Cendant
                                                                Corporation
         Form or Registration No.:  SC TO-T       Date Filed:   August 24, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
[_]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

[_]
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         This Amendment No. 1 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on August 24, 2001 by Diamondhead Acquisition Corporation (the "Purchaser"), a Delaware corporation, and Cendant Corporation ("Parent"), a Delaware corporation, relating to the third-party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Cheap Tickets, Inc., a Delaware corporation (the "Company"), at $16.50 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2001 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.


Item 12.  Exhibits.

         The Offer to Purchase is hereby amended by restating the last paragraph of the section entitled "14. CERTAIN CONDITIONS OF THE OFFER" to read in its entirety as follows:

         "The foregoing conditions are for the sole benefit of Parent and the Purchaser, may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time prior to the Expiration Date and in the sole discretion of Parent or the Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Expiration Date."


                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      DIAMONDHEAD ACQUISITION CORPORATION


                                      By:      /s/ Eric J. Bock
                                               -----------------------------
                                      Name:    Eric J. Bock
                                      Title:   Senior Vice President and
                                               Secretary

                                      CENDANT CORPORATION


                                      By:      /s/ Eric J. Bock
                                               ------------------------------
                                      Name:    Eric J. Bock
                                      Title:   Senior Vice President, Law and
                                               Corporate Secretary


Dated: September 7, 2001